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                                                                     EXHIBIT 4.1


                 NOTICE OF REDEMPTION TO HOLDERS OF VOTING CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES A OF RYAN, BECK & CO., INC.

    This notice is being delivered on August 22, 1997 to all holders of the Voting Cumulative Convertible Preferred Stock, Series A (the "SERIES A PREFERRED SHARES") of Ryan, Beck & Co., Inc. (the Company") pursuant to Section 3E of the Certificate of Amendment to the Restated Certificate of Incorporation of the Company (the "CERTIFICATE OF AMENDMENT"). Capitalized terms contained in this notice shall have the same meaning ascribed to such terms in the Certificate of Amendment.

    Section 3E of the Certificate of Amendment provides that, upon twenty days written notice, the Company may redeem all, but not less than all, of the Series A Preferred Shares at any time after the third anniversary of the issuance of the first Series A Preferred Shares (the "ANNIVERSARY DATE") at a price equal to the Purchase Price paid by the Company for shares of Common Stock in the Company's Offer to Purchase dated March 11, 1994, plus any accrued but unpaid Preferred Cash Stock Dividends (the "REDEMPTION PRICE"). The Anniversary Date was April 7, 1997. Accordingly, the Company has determined to redeem all of the Series A Preferred Shares on September 11, 1997 (twenty days from the date hereof, the "REDEMPTION DATE") at a Redemption Price of $6.75 plus any accrued but unpaid Preferred Cash Stock Dividends, per Series A Preferred Share.

    To receive payment of the Redemption Price per Series A Preferred Share, certificates representing such Series A Preferred Shares should be delivered to American Stock Transfer (the "REDEMPTION AGENT") on or after August 23, 1997.

    Delivery of certificates should be made to the Redemption Agent by mail at the following address:

         American Stock Transfer & Trust Co.
         6201 15th Avenue
         Brooklyn, New York 11219

    From and after the Redemption Date, the redemption of the Series A Preferred Stock will be deemed to have been fully effected and all rights as shareholders of the Company of holders of Series A Preferred Shares will cease and terminate, except the right of the holders to receive the Redemption Price of $6.75 plus any accrued but unpaid Preferred Cash Stock Dividends, per Series A Preferred Share.

    In the case of certain non-corporate U.S. shareholders, the Redemption
Price may be subject to a "back-up" withholding tax of 31% unless such holder of Series A Preferred Shares complies with certain certification procedures or is an exempt recipient under applicable provisions of the Internal Revenue Code of 1986, as amended. Any amounts so withheld will be refunded (or allowed as a credit against such holder's U.S. federal income tax liability, if any), provided the required information is furnished to the Internal Revenue Service.

    For further information regarding the redemption of the Series A Preferred Shares, contact Linda Scorsone at the Company, telephone number (201) 325-3000.



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